UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-36582

Auris Medical Holding Ltd.

(Exact name of registrant as specified in its charter)

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

New Name and New Ticker Symbol

Pursuant to the decision of the Special General Meeting of Shareholders of Auris Medical Holding Ltd. (the “Company”) held on July 21, 2021, the Company’s new name “Altamira Therapeutics Ltd.” has been registered with the Bermuda Registrar of Companies and a new Certificate of Incorporation has been issued.

The Company’s shares will start trading under the new name and the new ticker symbol “CYTO” on Monday, July 26, 2021. The new CUSIP number is G0360L100 (ISIN BMG0360L1000).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding Ltd.

By:	/s/ Thomas Meyer
Name: Thomas Meyer Title: Chairman and Chief Executive Officer

Date: July 23, 2021

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